Portions of this exhibit have been redacted because the information is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

REYNOLDS FUNDS, INC.
SECOND AMENDMENT TO THE CUSTODY AGREEMENT

THIS SECOND AMENDMENT, dated as of 1st day of July, 2020, to the Custody Agreement, dated as of November 6, 2008, (the "Agreement"), is entered by and between Reynolds Funds, Inc., a Maryland corporation (the "Corporation") and U.S. Bank, N.A., a national banking association (the "Custodian").

RECITALS

WHEREAS, the parties have entered into a Custody Agreement; and

WHEREAS, the Fund and the Custodian desire to amend the fees schedule, Exhibit D, and the Early Termination section of the Agreement; and

WHEREAS, Article XV, Section 15.02 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

Article XIII, Section 13.03 shall be superseded and replaced with the following:

1.    13.03    Early Termination.
(a) Notwithstanding any other provision of this Agreement to the contrary, this Agreement may be terminated at any time: (i) by either party without penalty upon the breach by the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party; or (ii) by the Company in the event that in the good faith opinion of the Company (A) the Custodian or U.S. Bancorp Fund Services, LLC ("USBFS") is negligent or continually deficient in the performance of its duties under the Fund Accounting Servicing Agreement between the Company and USBFS, dated as of October 1, 2009 and as amended to date; (2) the Transfer Agent Servicing Agreement between the Company and USBFS, dated as of November 6, 2008 and as amended to date; (3) the Fund Administration Servicing Agreement between the Company and USBFS, dated as of October 1, 2009 and as amended to date; or (4) the Custody Agreement between the parties, dated as of November 6, 2008 and as amended to date; or (B) in providing any such services USBFS or the Custodian is responsible for a Material Error. “Material Error” is defined for this purpose as any error or series of errors that shall cause a loss of at least $50,000 to the Fund. In the event of a termination by the Company of this Agreement pursuant to this Section 13.03(a)(ii), the Trust agrees to pay the following fees (the “Conversion Fees”):

•Reimbursement for all reasonable costs associated with converting services to a successor service provider (not to exceed an amount equal to three months’ service fees); and

•Reimbursement for all reasonable costs associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider.

(b) In the event the Company elects to terminate this Agreement prior to May 1, 2023 for any reason other than pursuant to Section 13.03(a)(i) of this Agreement or the Liquidation of the Company, the Company agrees to pay the Conversion Fees, and, in addition to Conversion Fees, the Company agrees to pay a one-time cash payment equal to the product of the then current monthly fee rate being paid under the Agreement as of the termination date multiplied by the number of months remaining until May 1, 2023.

2.    Effective May 1, 2020, Exhibit D of the Agreement is hereby superseded and replaced in its entirety with Exhibit D attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

Signatures on the following page

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

REYNOLDS FUNDS, INC.	U.S. BANK N.A.

By: /s/ Frederick L. Reynolds	By: /s/ Jeanine M. Bajczyk
Name: Frederick L. Reynolds	Name: Jeanine M. Bajczyk
Title: President	Title: Senior Vice President

Exhibit D to the Custody Agreement – Reynolds Fund, Inc.

DOMESTIC CUSTODY SERVICES
ANNUAL FEE SCHEDULE
Reynolds Funds--Effective 05/01/2020

Custody Services Fee Schedule

Based upon an annual rate of average daily market value of all long securities and cash held in the portfolio
__ basis point on average daily market value
Minimum annual fee per fund – $__
Plus portfolio transaction fees

Portfolio Transaction Fees
•$ __ – Book entry DTC transaction, Federal Reserve transaction, principal paydown
•$ __ – Repurchase agreement, reverse repurchase agreement, time deposit/CD or other non-depository transaction
•$ __ – Option/SWAPS/future contract written, exercised or expired
•$ __ – Mutual fund trade, Margin Variation Wire and outbound Fed wire
•$ __ – Physical security transaction
•$ __ – Check disbursement (waived if U.S. Bank is Administrator)

A transaction is a purchase/sale of a security, free receipt/free delivery, maturity, tender or exchange.

Chief Compliance Officer Support Fee
•$ __ per year per fund complex

Miscellaneous Expenses
All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred: expenses incurred in the safekeeping, delivery and receipt of securities, shipping, transfer fees, deposit withdrawals at custodian (DWAC) fees, SWIFT charges, negative interest charges and extraordinary expenses based upon complexity.

Additional Services
•See Additional Services fee schedule for global servicing.
•$ __ per custody sub – account per year (e.g., per sub –adviser, segregated account, etc.)
•Class Action Services – $__ filing fee per class action per account, plus 2% of gross proceeds, up to a maximum per recovery not to exceed $__.
•No charge for the initial conversion free receipt.
•Overdrafts – charged to the account at prime interest rate plus 2% unless a line of credit is in place.

Additional services not included above shall be mutually agreed upon at the time of the service being added. In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., margin management services, securities lending services, compliance with new SEC rules and reporting requirements).

Fees are calculated pro rata and billed monthly.

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